Exhibit 99.3

InflaRx N.V. Reports Third Quarter 2018 Financial & Operating Results

•	Completion of patient recruitment in phase IIb trial in Hidradenitis Suppurativa

•	First patient dosed in phase II trial with IFX-1 in ANCA- associated vasculitis

•	Board of Directors appointment Jens Holstein, Chief Financial Officer of MorphoSys AG

Jena, Germany, 21 November 2018 – InflaRx N.V. (Nasdaq:IFRX), a biopharmaceutical company developing innovative therapeutics to treat devastating inflammatory diseases by targeting the complement system, a key component of the innate immune system, reported financial and operating results for the third quarter and nine months ended September 30, 2018.

“In recent months, we have continued to make significant progress in advancing our business, most notably completing recruitment for our phase IIb trial in Hidradenitis Suppurativa, as well as finalizing preparations for our second indication, ANCA-associated vasculitis, with our lead product candidate, IFX-1,” said Arnd Christ, Chief Financial Officer. “It is with the significant support of our shareholders that we continue to be well positioned to move these trials forward, and we look forward to continuing to leverage our team’s extensive expertise in the complement field to grow our pipeline into other clinical areas where we feel our unique anti-C5a technology may provide patient benefit.”

Corporate Highlights – Q3 2018 and After the Reporting Period

•	Completion of patient recruitment in phase IIb trial in Hidradenitis Suppurativa (HS). Recently, patient enrollment has been completed in the phase IIb trial to determine the safety and efficacy of lead candidate IFX-1 in patients suffering from moderate or severe HS. HS is a painful and debilitating chronic inflammatory skin disease with limited treatment options. The randomized, double-blind, placebo-controlled, multicenter study is being conducted at 38 sites in both North America and Europe. Topline results from the trial are expected in the first half of 2019.

•	Initiation of phase II program with IFX-1 in ANCA-associated vasculitis (AAV). The first patient was dosed in a phase II trial to determine the safety and efficacy of IFX-1, a first-in-class anti-human complement factor C5a antibody, in patients with AAV. The main objective of the study is to evaluate the safety of IFX-1, as this will be the first time the drug is being administered to patients with ANCA-associated vasculitis. AAV is a rare and life-threatening autoimmune disease in which activation of the complement system, and specifically the generation of larger amounts of C5a, is believed to play a key role in the neutrophil-driven vessel inflammation that defines the disease.

•	Board of Directors appointment. Jens Holstein, Chief Financial Officer of MorphoSys AG, a dual-listed (Frankfurt and Nasdaq) drug development company, was appointed to the Board of Directors in September 2018. Mr. Holstein brings in-depth industry experience through numerous financial leadership positions he has held in both biotech and healthcare.

•	R&D Day held in New York. The Company held its first R&D Day for the investment community on HS and scientific and clinical experience with IFX-1. A webcast remains available on the InflaRx website.

Financial Highlights – First Nine Months and Q3 2018

The figures for the third quarter (Q3, three months ended September 30) and first nine months of 2018 and 2017 are unaudited.

Cash and cash equivalents plus securities and other investments. As of September 30, 2018, the Company had cash and cash equivalents and securities and other investments of €162.1 million, compared to € 123.3 million as of December 31, 2017. The total increase was mainly due to the completion of InflaRx’s follow-on offering in May 2018 and higher financing income in Q3 2018 from foreign exchange gains on USD term deposits. Cash and cash equivalents primarily consist of bank deposit accounts, fixed USD term deposits and money market investment funds. Securities and other investments mainly consist of quoted investment grade debt securities with a duration of 1 – 2 years maximum.

Research and development expenses increased to €5.5 million for Q3 2018, compared to €2.6 million for Q3 2017. This increase was primarily attributable to a €1.4  million increase in CRO (contract research organization) expenses mainly related to the Company’s ongoing clinical phase II trials in HS and AAV, as well as a €1.3 million increase in employee-related costs mainly due to higher expenses associated with non-cash stock-based compensation (€0.9 million), principally from equity award grants under the Company’s LTI (long-term incentive) Plan 2017.

General and administrative expenses increased to €3.0 million for Q3 2018, compared to €0.7 million for Q3 2017. This increase was primarily attributable to a €1.8 million increase in employee-related costs associated with non-cash stock-based compensation (€1.6 million), principally from equity award grants under the Company’s LTI Plan 2017. The increase of €0.3 million for legal, consulting and audit fees was mainly attributable to the costs of being a publicly listed company, as well as tax services.

Finance result increased to €1.7 million finance income for Q3 2018, compared to €0.8 million finance costs for Q3 2017. This increase is mainly attributable to unrealized foreign exchange gains on USD term deposits. Interest and other finance income was attributable to interest on USD term deposits. For Q3 2017, interest expense in connection with preferred shares amounted to €0.8 million. Preferred shares were converted into common shares in connection with the Company’s initial public offering in the fourth quarter of 2017.

Net loss for the third quarter of 2018 was €6.7 million or €0.3 per common share (basic and diluted), compared to €4.1 million or €1.7 per common share (basic and diluted) for the third quarter of 2017.

Additional information regarding these results is included in the notes to the consolidated financial statements as of September 30, 2018 and can be found on the InflaRx website.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of comprehensive loss for the three months ended September 30, 2018

		For the three months ended September 30,		For the nine months ended September 30,
in € thousand	Note	2017	2018	2017	2018

Other income and expenses (net)		81	59	111	176
Research and development expenses		(2,606)	(5,451)	(8,108)	(15,955)
General and administrative expenses		(692)	(3,042)	(2,038)	(9,200)
Loss before interest and income taxes		(3,216)	(8,434)	(10,035)	(24,979)
Finance income		8	2,101	8	8,107
Finance expense		(849)	(441)	(2,504)	(2,666)
Finance result	9	(841)	1,660	(2,496)	5,441
Loss for the period		(4,057)	(6,774)	(12,530)	(19,538)

Other comprehensive loss for the period		2	42	0	26

Total comprehensive loss		(4,055)	(6,732)	(12,530)	(19,512)

Loss per common share in € (basic/diluted)		(1.7)	(0.3)	(5.3)	(0.8)
Number of common shares (in thousand) used to calculate the loss per common share, basic & diluted		2,363	25,662	2,363	24,804

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of September 30, 2018

in € thousand	Note	December 31, 2017	September 30, 2018

ASSETS

Non-current assets
Intangible assets		41	45
Laboratory and office equipment		173	602
Securities	4	0	51,628
Other financial assets	4	20	202
Total non-current assets		233	52,477

Current assets
Other assets	3	697	863
Other financial assets	4	0	799
Securities and other investments	4	0	54,142
Cash and cash equivalents	5	123,282	56,349
Total current assets		123,979	112,153

Total assets		124,212	164,630

EQUITY AND LIABILITIES

Equity
Issued capital	6	2,858	3,112
Other reserves	8	167,864	226,279
Accumulated deficit		(51,293)	(70,830)
Total equity		119,429	158,561

Non-current liabilities
Deferred income		15	12
Provisions		2	54
Total non-current liabilities		17	66

Current liabilities
Trade payables		4,464	1,383
Other liabilities, provisions		302	4,619
Total current liabilities		4,766	6,003

Total equity and liabilities		124,212	164,630

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2018

				Other reserves
in € thousand	Note	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2017		31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period		0	0	0	0	(12,530)	0	(12,530)
Other comprehensive income / Exchange differences		0	0	(9)	0	0	0	(9)
Total comprehensive loss		0	0	(9)	0	(12,530)	0	(12,539)

Recognition of equity-settled share-based payments	8	0	0	0	2,081	0	0	2,081
Balance as of September 30, 2017		31	0	0	3,756	(39,585)	(350)	(36,148)

Balance as of January 1, 2018		2,858	161,639	0	6,225	(51,293)	0	119,429

Comprehensive loss
Loss for the period		0	0	0	0	(19,538)	0	(19,538)
Exchange differences		0	0	25	0	0	0	25
Total comprehensive loss		0	0	25	0	(19,538)	0	(19,512)

Recognition of equity-settled share-based payments	8	0	0	0	9,004	0	0	9,004

Issue of share capital
Issued shares	6	255	53,188	0	0	0	0	53,443
Transaction costs	6	0	(3,801)	0	0	0	0	(3,801)
Total issue of share capital		255	49,386	0	0	0	0	49,641

Balance as of September 30, 2018		3,113	211,025	25	15,229	(70,830)	0	158,561

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statement of cash flows for the nine months ended September 30, 2018

		For the nine months ended September 30,
in € thousand	Note	2017	2018

Cash flow from Operations
Loss for the period before taxes		(12,530)	(19,538)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment		52	104
Share based payment expense	8	2,081	9,004
Finance Income	9	(8)	(8,107)
Finance costs	9	2,504	2,690
Other non-cash adjustments		(23)	(689)
Change in Provisions and Government Grants		1,659	1,605
Working capital adjustments
Change in trade payables and other liabilities		(696)	(319)
Change in other assets		(1,471)	(965)
Interest received		8	980
Cash flow from Operations		(8,426)	(15,235)

Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(87)	(538)
Cash outflow for the investment in non-current other financial assets		(19)	(201)
Proceeds from the disposal of non-current other financial assets		0	19
Proceeds from the disposal of current other investments		0	6,161
Purchase of securities and current other investmens		0	(110,852)
Net cash flows used in investing activities		(106)	(105,411)

Financing activities
Proceeds from issuance of stock		0	53,443
Transaction cost from issuance of stock		0	(3,801)
Proceeds from issuance of preferred shares		1,500	0
Net cash flows from financing activities		1,500	49,641

Effect of exchange rate changes		0	4,073
Change in cash and cash equivalents		(7,032)	(66,933)

Net change in cash and cash equivalents		(7,031)	(66,933)
Cash and cash equivalents at beginning of period		29,117	123,282
Cash and cash equivalents at end of period		22,086	56,349

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, Michigan.

Contacts:

Investor Relations

InflaRx N.V.

Jordan Silverstein

Head of Corporate Development and Strategy

Jordan.silverstein[at]inflarx.de

+1 917-837-1709

Media Relations

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer

inflarx[at]mc-services.eu

+49 89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.